Exhibit A

Husky Announces Significant Discoveries in Flemish Pass Offshore Newfoundland

Calgary, Alberta (September 26, 2013) – Husky Energy is progressing its Atlantic Region growth pillar with a focus on several recent exploration discoveries and advancement of near-field development projects. New opportunities and stable, high net value production provide a strong foundation for the Company’s future growth in the region.

Pioneering the Flemish Pass Basin

Husky with its partner Statoil recently conducted a successful exploration program in the Flemish Pass Basin, located approximately 500 kilometres northeast of St. John’s, Newfoundland and Labrador. The Company holds a 35 percent working interest in three discoveries, which are located in close proximity to each other in about 1,100 metres of water.

Highlights include:

•	The discovery of light oil in August, 2013 at Bay du Nord, located approximately 20 kilometres south of the previously announced Mizzen discovery. Best estimate contingent resources are estimated by Husky at 400 million barrels (on a 100 percent working interest basis) as of September 23, 2013. Additional prospective resources have been identified which require further delineation.
•	The discovery of light oil in June, 2013 at Harpoon, located approximately 10 kilometres from Bay du Nord. Additional appraisal drilling is required to assess the potential resource.
•	The discovery of slightly heavier oil at Mizzen in 2009. Best estimate contingent resources are estimated by Husky at 130 million barrels (on a 100 percent working interest basis) as of December 31, 2012.

Together, these discoveries confirm significant opportunity in the Flemish Pass Basin and could be developed in tandem. Husky and Statoil will continue to evaluate the potential for commercial development of the discovered resources. The companies will conduct further drilling in the area to evaluate other opportunities.

Jeanne d’Arc Basin Satellite Production Opportunities

The Company continues to advance its three White Rose satellite developments in the Jeanne d’Arc Basin, approximately 350 kilometres east of St. John’s. The near-field North Amethyst, South White Rose and West White Rose projects are moving forward. Husky operates the White Rose field and the three satellites.

Recent highlights include:

•	Gas injection is expected to begin in the fourth quarter of 2013 at the South White Rose extension, where the Company’s proved plus probable plus possible reserves are 20 million barrels of oil (16.8 million barrels probable and 3.1 million barrels possible, Husky W.I. share, as of December 31, 2012). The development will be progressed through a subsea tieback to the SeaRose Floating Production, Storage and Offloading (FPSO) vessel. The gas injection will enhance production while providing additional storage for recovered gas. First oil production is anticipated by the end of 2014.

•	Engineering is under way to advance the appropriate development concept for the West White Rose field. First production is anticipated in the 2017 timeframe. The Company’s proved plus probable plus possible reserves at West White Rose are 81.2 million barrels of oil (5.4 million barrels proved, 6.9 million barrels probable, and 68.9 million barrels possible, Husky W.I. share, as of December 31, 2012.)

Other Atlantic Region Activities

•	A near-field step-out well at Northwest White Rose was spud in August, 2013. Hydrocarbons were discovered and results continue to be evaluated.
•	The Aster exploration well in the southern Flemish Pass Basin is expected to be drilled in 2014.
•	The non-operated Federation well in the southern Jeanne d’Arc Basin was drilled earlier this year and no commercial hydrocarbons were discovered.

With 15 Exploration Licences and 23 Significant Discovery Areas, Husky is one of the largest landholders offshore Newfoundland and Labrador.

Husky Energy is one of Canada’s largest integrated energy companies. It is headquartered in Calgary, Alberta, Canada and is publicly traded on the Toronto Stock Exchange under the symbol HSE and HSE.PR.A. More information is available at www.huskyenergy.com

For further information, please contact: Media Inquiries: Mel Duvall Manager, Media and Issues Husky Energy Inc. 403-513-7602	Investor Inquiries: Rob McInnis Manager, Investor Relations Husky Energy Inc. 403-298-6817

FORWARD LOOKING STATEMENTS

Certain statements in this news release are forward-looking statements and information (collectively “forward-looking statements”), within the meaning of the applicable Canadian securities legislation, Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended. The forward-looking statements contained in this news release are forward-looking and not historical facts. Such forward-looking statements are based on the Company’s current expectations, estimates, projections and assumptions that were made by the Company in light of its experience and its perception of historical trends. Further, such forward-looking statements are subject to risks, uncertainties and other factors, some of which are beyond the Company’s control and difficult to predict. Accordingly, these factors could cause actual results or outcomes to differ materially from those expressed or projected in the forward-looking statements.

Some of the forward-looking statements and information may be identified by statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result”, “are expected to”, “will continue”, “is anticipated”, “is targeting”, “estimated”, “intend”, “plan”, “projection”, “could”, “aim”, “vision”, “goals”, “objective”, “target”, “schedules” and “outlook”). In particular, forward-looking statements in this news release include, but are not limited to, references to, with respect to the Company’s Atlantic Region: anticipated benefits and timing of gas injection at the South White Rose extension project; anticipated timing of oil production at the South White Rose extension project; anticipated timing of production at the West White Rose field; and anticipated timing of drilling the Aster exploration in the southern Flemish Pass.

In addition, statements relating to “reserves” and “resources” are deemed to be forward-looking statements as they involve the implied assessment based on certain estimates and assumptions that the reserves or resources described can be profitably produced in the future. There are numerous uncertainties inherent in estimating quantities of reserves and resources and in projecting future rates of production and the timing of development expenditures. The total amount or timing of actual future production may vary from reserve, resource and production estimates.

Although the Company believes that the expectations reflected by the forward-looking statements presented in this news release are reasonable, the Company’s forward-looking statements have been based on assumptions and factors concerning future events that may prove to be inaccurate. Those assumptions and factors are based on information currently available to the Company about itself and the businesses in which it operates. Information used in developing forward-looking statements has been acquired from various sources including third party consultants, suppliers, regulators and other sources.

Because actual results or outcomes could differ materially from those expressed in any forward-looking statements, investors should not place undue reliance on any such forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Some of these risks, uncertainties and other factors are similar to those faced by other oil and gas companies and some are unique to Husky.

The Company’s Annual Information Form for the year ended December 31, 2012 and other documents filed with securities regulatory authorities (accessible through the SEDAR website www.sedar.com and the EDGAR website www.sec.gov) describe the risks, material assumptions and other factors that could influence actual results and are incorporated herein by reference.

Any forward-looking statement speaks only as of the date on which such statement is made, and, except as required by applicable securities laws, the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for management to predict all of such factors and to assess in advance the impact of each such factor on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are dependent upon other factors, and the Company’s course of action would depend upon its assessment of the future considering all information then available.

Disclosure of Oil and Gas Information

The Company has disclosed possible reserves. Possible reserves are those additional reserves that are less certain to be recovered than probable reserves. It is unlikely that the actual remaining quantities recovered will exceed the sum of proved plus probable plus possible reserves. There is a 10 percent probability that the quantities actually recovered will equal or exceed the sum of proved plus probable plus possible reserves.

The estimates of reserves for individual properties may not reflect the same confidence level as estimates of reserves for all properties, due to the effects of aggregation. The Company has disclosed its total reserves in Canada in its Annual Information Form for the year ended December 31, 2012, which reserves disclosure is incorporated by reference herein.

The Company has disclosed best-estimate contingent resources in this news release. Contingent resources are those quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies. Contingencies may include factors such as economic, legal, environmental, political and regulatory matters, or a lack of markets. There is no certainty that it will be commercially viable to produce any portion of the contingent resources.

Best estimate as it relates to resources is considered to be the best estimate of the quantity that will actually be recovered. It is equally likely that the actual remaining quantities recovered will be greater or less than the best estimate. Estimates of contingent resources have not been adjusted for risk based on the chance of development. There is no certainty as to the timing of such development. For movement of resources to reserves categories, all projects must have an economic depletion plan and may require, among other things: (i) additional delineation drilling for unrisked contingent resources; (ii) regulatory approvals; and (iii) Company and partner approvals to proceed with development.

Specific contingencies preventing the classification of contingent resources at the Company’s Atlantic Region discoveries as reserves include additional exploration and delineation drilling, well testing, facility design, preparation of firm development plans, regulatory applications, Company and partner approvals.

Positive and negative factors relevant to the estimate of Atlantic Region resources include water depth and distance from existing infrastructure.

Note to U.S. Readers

The Company reports its reserves and resources information in accordance with Canadian practices and specifically in accordance with National Instrument 51-101, “Standards of Disclosure for Oil and Gas Disclosure”, adopted by the Canadian securities regulators. Because the Company is permitted to prepare its reserves and resources information in accordance with Canadian disclosure requirements, it uses certain terms in this news release, such as “contingent resources” that U.S. oil and gas companies generally do not include or may be prohibited from including in their filings with the SEC.